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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Verisity Ltd.

(Name of Issuer)

Ordinary Shares, par value 0.01 New Israeli Shekels

(Title of Class of Securities)

M97385112

(Cusip Number)

Yaakov Shimoni
26 Ben Zakki Street
Bnei Brak, 51482, Israel
011-972-3-619-3455

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No. M97385112			Page 2 of 8

1.	Name of Reporting Person: YAAKOV SHIMONI		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ISRAEL

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,524,635

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,524,635 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.5%

14.	Type of Reporting Person (See Instructions): IN

(1) The Reporting Person may be deemed to be the beneficial owner of 2,524,635 shares under the Proxies described in Item 4. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Proxies.

Item 1.	Security and Issuer

     This statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, par value 0.01 New Israeli Shekels per share (the “Issuer Shares”) of Verisity Ltd., an Israeli corporation (the “Issuer”).

     The address of the principal executive offices of the Issuer is 331 E. Evelyn Ave., Mountain View, California 94041.

Item 2.	Identity and Background

     (a) This Schedule 13D is filed on behalf of Yaakov Shimoni (the “Reporting Person”).

     (b) The residential address of the Reporting Person is 26 Ben Zakkai Street, Bnei Brak, 51482, Israel.

     (c) The Reporting Person is an independent arbitrator.

     (d) & (e)      During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is an Israeli citizen.

Item 3.	Source and Amount of Funds or Other Consideration

     As described in Item 4 below, pursuant to the Proxies (as defined below) the Reporting Person was granted proxies to vote 2,524,635 Issuer Shares (the “Proxy Shares”) in connection with the Merger Agreement (as defined below). The Reporting Person did not pay any consideration in respect of the Proxies or the Proxy Shares.

Item 4.	Purpose of Transaction

     On January 12, 2005, the Issuer, Cadence Design Systems, Inc., a Delaware corporation (“Cadence”), and Scioto River Ltd., an Israeli corporation and wholly-owned subsidiary of Cadence (“Acquisition”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for the merger of Acquisition with and into the Issuer, with the Issuer becoming a wholly-owned subsidiary of Cadence, upon the terms and subject to the conditions contained in the Merger Agreement (the “Merger”). Concurrently with the execution and delivery of the Merger Agreement, and as an inducement for Cadence and Acquisition to enter into the Merger Agreement, each of Douglas Fairbairn, Tali Aben, Moshe Gavrielov, Yoav Hollander, Michael McNamara, R. Douglas Norby, Uzi Sasson, Zohar Zisapel, Charles Alvarez, Ziv Binyamini, Steve Glaser, David Larwood, Steven Wang and Tamir Fishman Trust, successor to Ma’ahaz Ne’eman Ltd. (each a “Shareholder” and collectively, the “Shareholders”) executed and delivered an Irrevocable Proxy in the form attached as Exhibit 1 to this Schedule 13D (the “Proxies”). Pursuant to the Proxies, each Shareholder irrevocably appointed the Reporting Person as his attorney-in-fact and proxy, with full power of substitution, to, at any time during the Proxy Period (as defined below), vote or execute a written consent of shareholders in lieu of a meeting (if so permitted) all of his Subject Securities (as defined below) (i) in favor of approval of the Merger Agreement and the transactions contemplated thereby, (ii) against any proposal that would result in a breach by the Issuer of the Merger Agreement, and (iii) against (A) any Third Party Acquisition (as defined below), whether or not it constitutes a Superior Proposal (as defined below), (B) the election of a group of individuals to replace a majority or more of the individuals presently on the Board of Directors of the Issuer; provided that if one or more individuals presently on the Board of Directors withdraws his or her nomination for reelection at any meeting of shareholders for the election of directors, Shareholder may vote for a replacement director nominated by the Issuer’s Board of Directors, or (C) any other action which is intended, or could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger or any other transaction contemplated by the Merger Agreement.

     The Shareholders remain entitled to vote the Subject Securities on all other matters.

     Except as set forth above, the Reporting Person has no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

     As used herein, the following capitalized terms have the meanings respectively ascribed to them below:

     “Proxy Period” means the period beginning on January 12, 2005 and ending on the earlier to occur of (i) the date upon which the Merger Agreement is terminated in accordance with its terms, and (ii) the date upon which the Merger becomes effective.

     “Subject Securities” means, with respect to each Shareholder, the outstanding Issuer Shares beneficially owned by such Shareholder on January 12, 2005 and all other outstanding shares of capital stock or other voting securities of the Issuer with respect to which such Shareholder has beneficial ownership on January 12, 2005, and any shares of capital stock or other voting securities of the Issuer, beneficial ownership of which is directly or indirectly acquired after January 12, 2005, including, without limitation, shares received pursuant to any stock splits, stock dividends or distributions, shares acquired by purchase or upon the exercise, conversion or exchange of any option, warrant or convertible security or otherwise, and shares or any voting securities of the Issuer received pursuant to any change in the capital stock of the Issuer by reason of any recapitalization, merger, reorganization, consolidation, combination, exchange of shares or the like (but not including unexercised options to purchase ordinary shares).

     “Superior Proposal” means any bona fide proposal to acquire, directly or indirectly, at least 90% of the Issuer Shares then outstanding or all or substantially all of the assets of the Issuer and otherwise on terms that the Board of Directors of the Issuer by a majority vote determines in its good faith judgment (after receiving the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Issuer’s shareholders than the transactions contemplated by the Merger Agreement and to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal).

     “Third Party Acquisition” means the occurrence of any of the following events: (i) the acquisition of the Issuer by merger or otherwise by any person (which includes a “person” as such term is defined in Section 13(d)(3) of the Exchange Act of 1934, as amended) other than Cadence, Acquisition or any affiliate thereof (a “Third Party”); (ii) the acquisition by a Third Party of any material portion of the assets of the Issuer and its subsidiaries, taken as a whole, other than the sale, lease or license of their products or services in the ordinary course of business consistent with past practices; (iii) the acquisition by a Third Party of fifteen percent (15%) or more of the outstanding Issuer Shares or any other securities of the Issuer; (iv) the adoption by the Issuer of a plan of total or partial liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Issuer or any subsidiary of more than ten percent (10%) of the outstanding Issuer Shares or any other securities of the Issuer; (vi) the acquisition by the Issuer or any subsidiary by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose assets, annual revenue or annual net income is equal or greater than fifteen percent (15%) of the assets, annual revenue or annual net income of the Issuer; or (vii) a proposal for any of the foregoing.

     A copy of the form of Irrevocable Proxy entered into between the Reporting Person and each of the Shareholders is filed as Exhibit 1 hereto, and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer

     The information contained in Item 4 is incorporated herein by this reference.

     (a)      As of the date of this Schedule 13D, by virtue of the Proxies, the Reporting Person may be deemed to beneficially own 2,524,635 Issuer Shares, representing approximately 10.5% of the issued and outstanding Issuer Shares as of December 31, 2004. The Reporting Person disclaims beneficial ownership of such Issuer Shares for all purposes other than as provided pursuant to the Proxies.

     (b)      See the information set forth in Item 4 above. By virtue of the Proxies, the Reporting Person has shared power to vote or direct the vote of 2,524,635 Issuer Shares. The Reporting Person’s power to vote or to direct the vote is shared with Moshe Gavrielov with respect to 282,883 of such Issuer Shares, with Yoav Hollander with respect to 1,316,163 of such Issuer Shares, with Michael McNamara with respect to 372,904 of such Issuer Shares, with Charles Alvarez with respect to 4,963 of such Issuer Shares, with Ziv Binyamini with respect to 1,081 of such Issuer Shares, with Steve Glaser with respect to 1,619 of such Issuer Shares, with David Larwood with respect to 61,547 of such Issuer Shares, with Steven Wang with respect to 267,107 of such Issuer Shares, and with Tamir Fishman Trust, successor to Ma’ahaz Ne’eman Ltd., with respect to 216,368 of such Issuer Shares.

     (c)      Except as set forth in this Schedule 13D, no transactions in Issuer Shares were effected by the Reporting Person during the past 60 days.

     (d)      The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Proxy Shares: Moshe Gavrielov (as to 282,883 of the Proxy Shares); Yoav Hollander (as to 1,316,163 of the Proxy Shares); Michael McNamara (as to 372,904 of the Proxy Shares); Charles Alvarez (as to 4,963 of the Proxy Shares); Ziv Binyamini (as to 1,081 of the Proxy Shares); Steve Glaser (as to 1,619 of the Proxy Shares); David Larwood (as to 61,547 of the Proxy Shares); Steven Wang (as to 267,107 of the Proxy Shares); and Tamir Fishman Trust, successor to Ma’ahaz Ne’eman Ltd. (as to 216,368 of the Proxy Shares).

     (e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the Proxies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any Issuer Shares, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Form of Irrevocable Proxy

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2005

/s/ Yaakov Shimoni
Yaakov Shimoni

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Form of Irrevocable Proxy